Exhibit 1
February 23, 2015
Dear Fellow Shareholder,
You are cordially invited to attend the Elbit Systems Ltd. Extraordinary Shareholders’ General Meeting to be held at 11:00 a.m. local time on Tuesday, March 31, 2015, at our offices at the Advanced Technology Center, Haifa, Israel.
The agenda of the meeting and the proposal to be voted on are described in the accompanying proxy statement. The Board of Directors recommends that you vote “FOR” the proposal as specified in the enclosed proxy card.
We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least 24 hours before the meeting.

Thank you for your cooperation.
Very truly yours,
MICHAEL FEDERMANN
Chairman of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer

ELBIT SYSTEMS LTD.
NOTICE OF AN EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING
Haifa, Israel
February 23, 2015

This is notice that the Extraordinary Shareholders’ General Meeting (the "Meeting") of Elbit Systems Ltd. (the "Company") will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, March 31, 2015, at 11:00 a.m. local time.
It is proposed at the Meeting to adopt a resolution to re-approve the granting by the Company to Mr. M. Federmann and Mr. D. Federmann, who are directors of the Company and who may be considered direct or indirect controlling shareholders of the Company, of the indemnification letters which were granted by the Company to Mr. M. Federmann and Mr. D. Federmann in November 2011 (the "Indemnification Letters"), for a period of three years commencing as of December 1, 2014.
Further details with respect to the proposed resolution are included in the accompanying proxy statement ("Proxy Statement").
In order to approve the proposed resolution, a majority of the votes properly cast at the Meeting either in person or by proxy is required, provided that:

(i)
the above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a "personal interest" (as defined in the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.
Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder or has a personal interest in the approval of the resolution. Failure to advise or indicate as detailed above will render the respective shares ineligible to be voted.
Only shareholders of record at the close of business on March 2, 2015 (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.
A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the "TASE"), is required to prove his or her share ownership in order to vote at the Meeting. Such shareholder will provide the Company with an ownership certificate (as of the Record Date) from that TASE member. Each such shareholder is entitled to receive the ownership certificate at the branch of the TASE member or by mail to his or her address (in consideration of mailing fees only), if the shareholder so requests. Such a request must be made in advance for a particular securities account.
A shareholder may attend the Meeting and vote in person or appoint a proxy to participate and vote on his or her behalf at the Meeting (subject to the provisions of the Company's articles of association). An appointment of a proxy must be in writing, signed by the shareholder and delivered to the Company's registered office at least twenty-four (24) hours before the Meeting.
In addition, shareholders who are unable to attend the Meeting in person may vote with respect to the item on the Meeting's agenda by means of a proxy card that is attached to the accompanying Proxy Statement. These shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least twenty-four (24) hours before the Meeting, i.e., by March 30, 2015 at 11:00 a.m. local time in Israel. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.
Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement (the "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted no later than March 13, 2015 to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary.
A form of the proxy card and a copy of each Position Statement submitted (if submitted) will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il, and also on the website of the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted (if submitted).

A shareholder, whose shares are registered with a TASE member, is entitled to receive from the TASE member who holds the shares on the shareholder's behalf, by email, for no charge, a link to the text of the proxy card and to any Position Statements posted on the Israel Securities Authority website, unless the shareholder notified the TASE member that the shareholder is not so interested, provided that the notice was provided with respect to a particular securities account prior to the Record Date.
A copy of the accompanying Proxy Statement, which includes the full version of the proposed resolution, may be reviewed at the Company's offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972 4 8316632) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday - Thursday and may also be reviewed at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, at the website of the TASE at www.tase.co.il and at the website of the SEC at www.sec.gov.

By Order of the Board of Directors,
MICHAEL FEDERMANN
Chairman of the Board of Directors
BEZHALEL MACHLIS
President and Chief Executive Officer

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 31053, Israel
PROXY STATEMENT
This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value per share (the "Shares"), of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the Board of Directors' solicitation of proxies for use at the Extraordinary Shareholders' General Meeting to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, March 31, 2015 at 11:00 a.m. Israel time (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Extraordinary Shareholders' General Meeting.
It is proposed that at the Meeting, the shareholders adopt a resolution to re-approve the granting by the Company to Mr. M. Federmann and Mr. D. Federmann, who serve as directors of the company and may be considered direct or indirect controlling shareholders of the Company, of the indemnification letters which were granted by the Company to Mr. M. Federmann and Mr. D. Federmann, in November 2011 (the "Indemnification Letters"), for a period of three years commencing as of December 1, 2014.
Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.
QUORUM AND VOTING REQUIREMENTS
Only shareholders of record at the close of business on March 2, 2015 have the right to receive notice and to vote at the Meeting. Distribution of the Proxy Statement will be made following the record date.
On February 17, 2015, the Company had 42,686,372 Shares outstanding, each giving a right of one vote for the matter to be presented at the Meeting. (This amount does not include 1,408,921 Shares held by the Company as treasury shares). No less than two shareholders present in person or by proxy, and holding at least one-third of the outstanding Shares, will constitute a quorum at the Meeting.
If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders, holding in the aggregate at least ten percent (10%) of the outstanding Shares, are present in person or by proxy.
Joint holders of Shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the senior of any joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.
In order to re-approve the granting of the Indemnification Letters to Mr. M. Federmann and Mr. D. Federmann, a majority of the votes properly cast at the Meeting either in person or by proxy is required, provided that:

(i)
    such majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or shareholders who do not have a "personal interest" (as defined below) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.
Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder or has a "personal interest" in the approval of the resolution. Failure to advise or indicate as described above will render the respective Shares ineligible to be voted.
Under the Israel Companies Law 5759 - 1999 (the “Companies Law”), a "personal interest" means: (i) a personal interest of a person in the respective action or transaction of a company, including a personal interest of that person's "relatives" (as defined below); or (ii) a personal interest of another entity in which that person or any of his or her relatives: (a) holds 5% or more of such entity’s issued share capital or voting rights, (b) has the right to appoint a director to such entity’s board of directors or appoint the chief executive officer thereof, (c) is a member of such entity's board of directors or (d) serves as the chief executive officer thereof. A personal interest resulting merely from holding such company’s shares is not considered as "personal interest" for the purposes of the Companies Law.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.
Under the Companies Law "relative" means a person’s spouse, brother or sister, parent, grandparent, child; such persons spouse's child, brother, sister or parent; or the spouse of any of the above.
VOTING BY PROXY
A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. Shareholders may revoke any proxy card prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least 24 hours before the Meeting.
Proxy cards are being mailed to shareholders on or about March 6, 2015, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.
This Proxy Statement and the accompanying proxy card also constitute a "voting deed" (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) - 2000.
POSITION STATEMENTS
Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement (a "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than March 13, 2015. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of February 17, 2015, to the best of the Company's knowledge, the number of Shares(1) owned by (i) all shareholders known by the Company who own 5% or more of the Company's Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342		45.87%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.99%

Psagot Investment House Ltd., as a group(4) 14 Ahad Ha'am Street Tel-Aviv, Israel	2,131,721	(5)	4.99%

All officers and directors As a group (25 persons)	25,131	(6)	0.05%
____________________

(1)	The total number of Shares excludes 1,408,921 Shares held by Elbit Systems as treasury shares.

(2)
Federmann Enterprises Ltd. ("FEL") owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft ("Heris") which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. ("BFL"). BFL is controlled by Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL"). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of February 17, 2015, 2,150,000 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL's purchase in 2004 of Shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to a 2007 amendment to the loan agreement. In addition, 2,150,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL's purchase in 2006 from Koor Industries Ltd. of 2,350,000 Shares.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	The group includes Psagot Investment House Ltd., as well as certain of its wholly-owned subsidiaries.

(5)	Based on a report of Form 13G filed with the SEC by Psagot Investment House Ltd. on February 18, 2014.

(6)
This amount does not include (i) any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above and (ii) 9,038 Shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 19, 2015. A portion of the underlying options are "phantom options" or "cashless" options that have been calculated based on Elbit Systems' February 17, 2015 closing Share price on TASE of $63.39

RE-APPROVAL OF THE GRANTING BY THE COMPANY OF THE INDEMNIFICATION LETTERS TO MR. M. FEDERMANN AND MR. D. FEDERMANN
In November 2011, the shareholders of the Company, at the Company's Annual General Meeting of Shareholders, approved, with the required majority vote as applicable, the granting of indemnification letters, in terms and provisions as approved by the Company's Shareholders at that meeting, to all directors of the Company, including the granting of the Indemnification Letters to Mr. M. Federmann and to Mr. D. Federmann, who may be considered a direct or indirect controlling shareholder of the Company.
According to Section 275(a1) of the Companies Law, the granting by a public company such as the Company, of an indemnification letter to a director and an office holder who may be considered as a direct or indirect controlling shareholder of that company, requires re-approval every three years by the company's compensation committee, the board of directors and the company's shareholders.
In meetings held on February 22, 2015, the Company's Compensation Committee and the Board re-approved the granting of the Indemnification Letters to Mr. M. Federmann and Mr. D. Federmann, inter alia on the basis that the granting of such Indemnification Letters is within the terms of the Compensation Policy of the Company as approved by the Company's shareholders in January 2014 and that the terms and conditions of the re-approved for granting Indemnification Letters are the same as provided to all other Directors as was approved by the shareholders of the Company in their meeting held in November 2011.
At the Meeting, the Board will propose that the following resolution be adopted:
“RESOLVED, to re-approve the granting by the Company of the Indemnification Letters to Mr. M. Federmann and Mr D. Federmann, who may be considered direct or indirect controlling shareholders of the Company, for a period of three years commencing as of December 1, 2014 ."

The Board recommends a vote FOR approval of this resolution.

By Order of the Board
MICHAEL FEDERMANN
Chairman of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer

Date: February 23, 2015

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINAY SHAREHOLDERS'
GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Extraordinary Shareholders' General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:	The Meeting will take place at 11:00 a.m. local time, on Tuesday, March 31, 2015, at the Company's offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:	The record date is March 2, 2015, and all shareholders holding shares at the close of business on March 2, 2015 will be entitled to receive notice of and to vote at the Meeting.

Q:	What is the proposal to be voted on at the Meeting?

A:
The proposal to be voted on is the re-approve the granting by the Company to Mr. M. Federmann and Mr. D. Federmann, who serve as directors of the Company and may be considered direct or indirect controlling shareholders of the Company, of the indemnification letters which were granted by the Company to Mr. M. Federmann and Mr. D. Federmann, in November 2011, ("Indemnification Letters"), for a period of three years commencing as of December 1, 2014.

Q:	Why is it necessary to re-approve the granting of the Indemnification Letters to Mr. M. Federmann and Mr. D. Federmann at this time?

A:
Under the Israeli companies law the granting by a public company such as the Company, of an indemnification letter to a director and an office holder who may be considered as a direct or indirect controlling shareholder of that company, requires re-approval every three years, inter alia, by the company's shareholders. The Indemnification Letters were granted to all the directors of the Company, including Mr. M. Federmann and Mr. D. Federmann, in accordance with the approval of the shareholders of the Company at the Annual General Shareholder's Meeting held in November 2011. Mr. M. Federmann and Mr. D. Federmann each may be considered a direct or indirect controlling shareholder of the Company, thus re-approval of the granting of the Indemnification Letters to them by the Company's shareholders is required.

Q:	Does the Company and its Board of Directors support the proposal to be voted on at the Meeting?

A:	Yes.

Q:	What voting majority is required to approve the proposal?

A:	In order to approve the proposal a majority of the votes properly cast at the Meeting, either in person or by proxy, is required provided that:

(i)
the above majority must include a majority of the total votes of shareholders who are not controlling shareholders of the Company or shareholders who do not have a "personal interest" (for the definition of "personal interest" see the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Q:	What do I need to do now?

A:
With respect to the proposal under the Proxy Statement, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible. So that your shares will be represented at the Meeting, the signed proxy card must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote for the proposal.

Q:	What do I do if I want to change my vote?

A:
Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting, or attend the Meeting in person and vote.

Q:	If my shares are held in "street name" by my broker, a bank or other representative, will my representative vote my shares for me?

A:
If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:	Who can help answer my questions?

A
For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company's Corporate Secretary, at the Company's offices in Haifa, Israel, telephone +972-4-8316632.